Exhibit 99.1

PRESS RELEASE

Annual General Shareholder Meeting of May 4, 2016

•	Shareholder approval of the financial statements for 2015

•	Dividend of €2.93 per share payable as of May 12, 2016

•	Board Composition: appointments and reappointments

Paris, France - May 4, 2016 - The Combined General Shareholder Meeting of Sanofi was held today at the Palais des Congrès in Paris under the chairmanship of Serge Weinberg. All resolutions submitted to the vote were adopted by its shareholders.

The shareholders approved, among other resolutions, the individual Company and consolidated financial statements for the year 2015. At the General Meeting, shareholders decided the distribution of a cash dividend in the amount of € 2.93 per share with payment as of May 12, 2016.

The General Meeting also approved the appointment of Diane Souza and Thomas Südhof as independent Directors and renewed as Directors Laurent Attal, Claudie Haigneré and Carole Piwnica, for a term of four years, i.e., until the General Meeting called to approve the financial statements for the year 2019.

Following the General Meeting, the new Board of Directors is comprised of 13 members, of whom six are women. A large majority of the Board’s Directors is independent

•	Serge Weinberg,* Chairman of the Board of Directors

•	Olivier Brandicourt, Chief Executive Officer

•	Laurent Attal

•	Bonnie Bassler *

•	Robert Castaigne *

•	Claudie Haigneré *

•	Patrick Kron*

•	Fabienne Lecorvaisier *

•	Suet-Fern Lee *

•	Christian Mulliez

•	Carole Piwnica *

•	Diane Souza*

•	Thomas Südhof*

The voting results will be available on the Company’s website (www.sanofi.com) in the coming days.

The audiocast of the Annual General Shareholder Meeting is available on the Company’s website (www.sanofi.com).

During the Board of Directors session following the meeting, the Board decided to appoint Diane Souza as a member of the Compensation Committee.

(* Independent Director)	1/2

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Relations Presse	Relations Investisseurs
Laurence Bollack	Sébastien Martel
+ (33) 1 53 77 46 46	+ (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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